Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF THE

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

FRANCESCA’S HOLDINGS CORPORATION

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware

Francesca’s Holdings Corporation (the “Company”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), certifies as follows:

FIRST: That, pursuant to the authority expressly vested in the Board of Directors of the Company (the “Board”) by the Amended and Restated Certificate of Incorporation of the Company, as heretofore amended (the “Certificate of Incorporation”), the Board previously adopted resolutions creating and authorizing the issuance of a series of 16,000 shares of preferred stock, par value $0.01 per share, of the Company designated as “Series A Junior Participating Preferred Stock” (the “Preferred Stock”), and establishing the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, and, on August 2, 2019, filed the Certificate of Designation of Series A Junior Participating Preferred Stock (the “Certificate of Designation”), with the Secretary of State of the State of Delaware.

SECOND: That none of the authorized shares of the Preferred Stock are outstanding and none will be issued by the Company pursuant to the Certificate of Designation.

THIRD: That, pursuant to the authority conferred upon the Board pursuant to the Certificate of Incorporation, the Board, on July 31, 2020, duly adopted the following resolutions approving the elimination of the Preferred Stock:

RESOLVED, that as of the date hereof, no shares of such Preferred Stock are outstanding and no shares of such Preferred Stock will be issued subject to said Certificate of Designation.

RESOLVED FURTHER, that all matters set forth in the Certificate of Designation with respect to such Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

RESOLVED FURTHER, that the officers of the Company be, and hereby are, authorized and directed to file a Certificate of Elimination with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Certificate of Designation with respect to such Preferred Stock shall be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

FOURTH: That, in accordance with Section 151(g) of the DGCL, all matters set forth in the Certificate of Designation with respect to the Preferred Stock be and hereby are, eliminated from the Certificate of Incorporation and the shares of Preferred Stock hereby are returned to the status of authorized but unissued shares of preferred stock of the Company, without designation as to series.

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be executed by its duly authorized officer this 3rd day of August, 2020.

FRANCESCA’S HOLDINGS CORPORATION

By:	/s/ Cynthia Thomassee
Name:	Cynthia Thomassee
Title:	Executive Vice President and Chief Financial Officer